THRIVELAB CO
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year ended December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ThriveLab Co. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 2, 2024

THRIVELAB CO. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	2023
ASSETS	
Current Assets:	
Cash & cash equivalents	56,881
Accounts Receivable	4,167
Inventory	
Prepaid Expense	121
Other Current Assets	48,481
Total Current Assets	109,650
Non-Current Assets:	
Patents & Licenses	64,540
Fixed Assets - net	10,696
Total Non-Current Assets	75,236
TOTAL ASSETS	**184,886**
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	501,862
Accrued Liabilities	19,923
Deferred Revenue	33,270
Short term Debt	311,008
Shareholder Loans	3,791,397
Accrued Interest	235,273
Other Current Liabilities	35,554
Total Current Liabilities	4,928,287
TOTAL LIABILITIES	4,928,287
EQUITY	
Common Stock	1,679,102
SAFE	546,890
Retained Earnings	(6,969,393)
TOTAL EQUITY	(4,743,401)
TOTAL LIABILITIES AND OWNER'S EQUITY	**184,886**

THRIVE LAB CO. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,
	2023
Revenue	5,370,196
Cost of Goods Sold	2,133,754
Gross Profit	3,236,442
Operating Expenses	
Sales & Marketing	2,051,589
Research & Development	330,573
Clinical	1,539,180
General & Administrative	1,241,922
Total Operating Expenses	**5,163,264**
Total Loss from Operations	**(1,926,822)**
Other Expense/(Income)	
Interest Expense	525,426
Other Expense	75,466
Depreciation and Amortization	5,429
Total Other Expense	**(2,533,143)**
Net Income (Loss)	**(2,533,143)**

THRIVE LAB CO. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,
	2023
OPERATING ACTIVITIES	
Net Income (Loss)	(2,533,143)
Depreciation and Amortization	5,429
Accounts Receivable	6,426
Inventory	52,027
Prepaid Expense	(121)
Accounts Payable	337,752
Deferred Revenue	33,270
Other Current Liabilities	19,522
Net Cash provided by (used in) Operating Activities	(2,078,838)
INVESTING ACTIVITIES	
Patents & Licenses	(54,515)
Fixed Assets - net	(1,572)
Net Cash provided by (used in) Investing Activities	(56,087)
FINANCING ACTIVITIES	
Short term Debt	210,365
Discover Labs Debt	(3,900,000)
Accrued Interest	(80,589)
Shareholder Loans	3,762,923
Common Stock	1,467,600
SAFE	546,890
Net Cash provided by (used in) Financing Activities	2,007,189
Cash at the beginning of period	184,617
Net Cash increase (decrease) for period	(127,736)
Cash at end of period	56,881

THRIVELAB CO. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		SAFEs	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	$ Amount		
Beginning balance at 1/1/23	2,112	211,502		(4,436,250)	(4,224,748)
Issuance of Common Stock	116	1,467,600			1,467,600
SAFE			546,890		546,890
Net income (loss)				(2,533,143)	(2,533,143)
Ending balance at 12/31/23	2,228	1,679,102	546,890	(6,969,393)	(4,743,401)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ThriveLab Co, established in California on July 23, 2020, operates as an AI-powered telemedicine provider specializing in addressing hormone imbalance, particularly related to menopause. The company offers hormone therapy, nutrition counseling, and behavioral health support. Revenue streams include monthly subscription access to its platform, personalized health plans, sales of bioidentical hormone therapy medications, and clinical copays for virtual consultations with experts. ThriveLabs' services are available across the majority of US states.

The company focused on making hormone health accessible and affordable nationwide. Its hormone health program integrates proprietary treatment protocols, medication, and technology to address hormone imbalances. The company has developed AI and ML tools to expedite treatment and enhance diagnostics, aiming for superior retention and outcomes and facilitating rapid nationwide expansion.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. As of December 31, 2023, the Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $56,881 in cash and cash equivalents as of December 31, 2023.

<u>Accounts Receivable</u>

Trade receivables due from customers represent uncollateralized obligations under normal trade terms and are recorded at the amount billed to the customer. Payments for trade receivables are allocated to specific invoices identified on the customer's remittance advice, or, if unspecified, are applied to the earliest unpaid invoices. The company offers terms of 30, 60, or 90 days for its receivables.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. It is possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2023, the Company has $4,167 in accounts receivable. The company maintains an allowance for doubtful accounts, which is its estimate of the amount of future receivables that may not be collected. The current policy is based on applying 1.44% of monthly revenues into the AFDA. This is based on its review of historic actual trends.

Property and Equipment

Property and equipment are recorded at cost. The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $750 or more. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Medical Equipment	10	9,151	2,652	-	6,499
Office Equipment	3	13,892	9,695	-	4,196
Grand Total	-	23,043	12,347	-	10,696

Patents & Licenses

In line with accounting standards, the company recognizes and complies with the principles set forth in Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, with regard to its pending patent application (63332337) covering its core product ThriveOptum and proprietary hormonal supplement "Longevity Blend."

Under ASC 350, the company capitalizes qualifying costs associated with the development of patents during the application phase. These costs include expenses related to the creation of its artificial intelligence engine for diagnostics, product recommendation, initial plan creation, ongoing case management, and the development of the proprietary hormonal supplement "Longevity Blend" comprising 31 materials.

These capitalized costs are subsequently amortized on a straight-line basis over the expected useful life of each asset once the patent is granted. However, any expenditures pertaining to preliminary project activities and post-implementation efforts are expensed as incurred.

The Patents & Licenses of the company has a carrying value of $64,540 as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company derives its revenue from diverse channels including monthly subscription fees, revenue generated from consultations with healthcare providers, and the sales of medications.

Initially, customers subscribed to the company's services at a rate of $79 per month in early 2023. However, later in the same year, Thrivelab transitioned to a revised pricing model, offering subscriptions at $33 per month, with payments made quarterly at $99. Upon receipt of the $99 payment, revenue equivalent to one month is recognized, while revenue for the remaining two months is deferred.

Medication purchases follow terms of every 30, 60, or 90 days. Revenue recognition for medication transactions occurs at the time of shipment, with adjustments made for estimated returns. Simultaneously, Thrivelab establishes a liability for anticipated returns and records an asset, alongside corresponding adjustments to cost of sales, to account for the company's right to reclaim products from customers upon resolution of the refund liability.

Sales & Marketing

Sales & Marketing expenses consist primarily of the salaries and wages of employees and contractors along with the direct costs associated with paid search and paid media campaigns published through platforms such as Google and Meta.

Research & Development

Research & Development expenses consist primarily of the salaries and wages of employees and contractors along with the direct costs associated with the external software, tools and other technologies used to deliver the company's services.

General & Administrative

General & Administrative expenses consist primarily of the salaries and wages of employees and contractors along with those direct costs associated with accounting, finance, tax, legal and other miscellaneous expenditures.

Clinical

Clinical expenses consist primarily of the salaries and wages of its employees and contractors, which are the licensed healthcare practitioners the company employs to deliver services.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to the sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 to be negligible.

As of December 31, 2023, Thrivelab had warrants outstanding that would translate into the company issuing up to 182 shares of common stock.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of December 31, 2023 and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On December 31, 2022, a convertible note-payable in the amount of $3,900,000 was owed to John Nocher, at 12% interest per annum. In June 2023, this note was satisfied as follows: $1,000,000 was converted into equity with the issuance of 116 shares and $2,900,000 plus all accrued interest was repaid through the issuance of a shareholder loan by Thrivelab to CEO, Joshua Host.

The shareholder loan is an convertible unsecured loan accruing 12% annual interest and has a maturity date of June 15, 2025. The shareholder loan will automatically convert into shares or other equity instruments at the same terms as a qualified financing. The principal balance of the shareholder loan was $3,761,947 on December 31, 2023.

As at December 31, 2023, the company had a short term debt balance of $311,008, comprised of the following:
- $116,862 with Wall Street Funding ("GMC"). This agreement was entered into as a Purchase and Sale of Future Receipts on April 12, 2023 for a total purchase price of $200,000.
- $74,874 with CFT Clear Finance Technology Corp. The effective date of the agreement was June 6, 2022 whereby the company received an advance of $110,000.
- $71,480 with BlueVine Inc. The effective date of the agreement was April 21, 2023, whereby the company received an advance of $200,000
- $47,792 in credit card debt

NOTE 6 – EQUITY

The Company has authorized 10,000 common shares with no par value. As of December 31, 2023, 2,228 shares were issued and outstanding. During 2023, the following equity transactions occurred:

- $1,000,000 conversion of John Nocher note
- $500,000 equity investment by John Nocher
- $440,000 SAFE investment by various accredited investors
- $106,890 SAFE investment through crowdfunding platform, WeFunder
- $32,400 repurchase of capital stock from a former employee no longer affiliated with the company

The SAFEs range in valuation cap between $10,000,000 and $13,000,000 and have a 25% discount to the future round of financing.

Regarding voting rights, common stockholders are entitled to one vote per share. Additionally, holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 2, 2024, the date these financial statements were available to be issued.

On January 1, 2024, Thrivelab transitioned to operating under an MSO/PC structure in certain states, in alignment with healthcare regulations. While this change does not affect the financials for the year ended December 31, 2023, it will possibly impact future financial reporting.

The Professional Corporation (PC) is now wholly owned by a physician with whom Thrivelab maintains a contractual relationship. As the PC is considered a variable interest entity, all associated revenues and expenses will be consolidated under Thrivelab for the financial reporting period of 2024.

<u>Lease Agreements</u>

The Company entered into six lease agreements during 2024. A summary of the lease terms are listed below.

Agreement Date	Monthly Payment	Lease Term
3/5/24	$210 - $250	Month to Month
3/6/24	$200	1 Year
3/6/24	$425	1 Year
3/15/24	$225	1 Year
4/1/24	259	Month to Month
4/5/24	500	1 Year